SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS RESOURCES CORPORATION hereby files with the Securities and Exchange
Commission, pursuant to Rule 2, its statement claiming exemption as a holding
company from the provisions of the Public Utility Holding Company Act of 1935,
and submits the following information:

1)   <u>Name, State of organization, location and nature of business of claimant
     and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or
     indirectly holds an interest</u>.

     a)   <u>WPS Resources Corporation</u> is a nonutility company and was
          incorporated on December 3, 1993 under the laws of the State of
          Wisconsin and has its principal executive office at 700 North
          Adams Street, Green Bay, Wisconsin 54301. WPS Resources was
          organized for the purpose of becoming the parent holding company
          in a corporate restructuring. Effective September 1, 1994,
          WPS Resources, became the parent of Wisconsin Public Service
          Corporation through a share-for-share exchange of common stock.
          After the exchange, WPS Resources owned 100% of the common stock
          of Wisconsin Public Service, consisting of 23,896,962 shares, with
          $4 per share par value. The directors of WPS Resources are also
          directors of Wisconsin Public Service. The total consolidated
          assets of WPS Resources at December 31, 2003 were $4,292,317,395.

          Subsidiaries of WPS Resources consist of the following:

          i)   <u>Wisconsin Public Service Corporation</u> is a utility company
               and was incorporated on July 28, 1883 under the laws of the
               State of Wisconsin and has its principal executive office at
               700 North Adams Street, Green Bay, Wisconsin 54301. The
               total assets of Wisconsin Public Service at December 31,
               2003 were $2,570,766,046, or 60% of the assets of
               WPS Resources. WPS Resources' equity in net income of
               Wisconsin Public Service for the year 2003 was $82,011,073.
               Wisconsin Public Service is an operating public utility
               company engaged chiefly in the production, distribution, and
               sale of electricity and in the purchase, distribution, and
               sale of natural gas. Wisconsin Public Service serves
               approximately 414,295 electric retail customers and 300,859
               gas retail customers in 11,000 square miles in northeastern
               and central Wisconsin and an adjacent part of Upper
               Michigan. Wisconsin Public Service provides wholesale
               electric service to various customers, including municipal
               utilities, electric cooperatives, energy marketers, other
               investor-owned utilities, and a municipal joint action
               agencies. About 96% of operating revenues of Wisconsin
               Public Service in the year 2003 were derived from Wisconsin
               customers, and 4% from Michigan customers.

(1) WPS Leasing, Inc. is a nonutility company and was
     incorporated on September 1, 1994 under the laws of
     the State of Wisconsin and has its principal office at
     the principal executive offices of Wisconsin Public
     Service. Wisconsin Public Service owns 100% of the
     capital stock of WPS Leasing. The total assets of
     WPS Leasing at December 31, 2003 were $11,365,358.
     The 2003 Wisconsin Public Service equity interest in
     net income (loss) of WPS Leasing was $(37,921). The
     principal business of WPS Leasing is to participate in
     the financing of specific utility projects.

(2) Wisconsin Valley Improvement Company, of which
     Wisconsin Public Service owns 26.9% of the voting
     stock, is incorporated under the laws of the State of
     Wisconsin and has its principal office at Wausau,
     Wisconsin. Wisconsin Valley Improvement operates a
     system of dams and water reservoirs on the Wisconsin
     River and tributary streams to produce as nearly a
     uniform stream flow as practicable through all
     seasons. Water tolls are charged to benefit power
     plant owners as determined semiannually by the Public
     Service Commission of Wisconsin, all pursuant to
     special enactments of the Wisconsin Legislature (as
     amended by Chapter 497, Wisconsin Laws of 1939).
     Wisconsin Valley Improvement generates no electric
     energy and renders no public utility services.
     Wisconsin Public Service's share of total assets of
     Wisconsin Valley Improvement at December 31, 2003 was
     $751,129. Wisconsin Public Service's equity in net
     income of Wisconsin Valley Improvement for the year
     2003 was $20,853. It is the opinion of legal counsel
     that Wisconsin Valley Improvement is not a "public
     utility company" as defined in the Public Utility
     Holding Company Act of 1935. In findings and opinion
     promulgated October 28, 1940, in File No. 31-480
     (8 S.E.C. Decisions, P. 134), to which reference is
     hereby made, the Securities and Exchange Commission
     declared Wisconsin Valley Improvement not to be a
     subsidiary of Wisconsin Public Service.

(3) Wisconsin River Power Company is a utility company of
     which Wisconsin Public Service owns 50% of the voting
     stock, is incorporated under the laws of the State of
     Wisconsin and has its principal office at the
     principal executive offices of Wisconsin Public
     Service. Wisconsin River Power's business consists of
     the operation of two hydroelectric plants on the
     Wisconsin River and a 15-megawatt combustion turbine
     near Wisconsin Rapids, Wisconsin. The energy output
     is sold in equal parts to three companies that
     previously owned equal proportions of all outstanding
     stock of Wisconsin River Power. Wisconsin Public
     Service's 50% share of total assets of Wisconsin River
     Power at December 31, 2003 was $14,110,038. Wisconsin
     Public Service's equity in net income of Wisconsin
     River Power for the year 2003 was $4,712,816. Further
     information concerning the nature of the business of
     Wisconsin River Power is set forth in findings and

opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

(4) WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 46% by Wisconsin Public Service, 13% by Upper Peninsula Power, and 41% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC and Guardian Pipeline, LLC. At December 31, 2003, WPS Investments owned approximately a 19.8% interest in American Transmission Company and a 33 1/3% interest in Guardian Pipeline, LLC.

   (a) American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

   (b) Guardian Pipeline, LLC is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

       (5)   <u>ATC Management, Inc.</u> is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Wisconsin Public Service Corporation owns 17.3% of ATC Management.

ii)   <u>WPS Investments, LLC</u> is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 46% by Wisconsin Public Service, 13% by Upper Peninsula Power, and 41% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC and Guardian Pipeline, LLC. At December 31, 2003, WPS Investments owns approximately a 19.8% interest in American Transmission Company and a 33 1/3% interest in Guardian Pipeline, LLC.

       (1)   <u>American Transmission Company LLC</u> is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

       (2)   <u>Guardian Pipeline, LLC</u> is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

iii)   <u>WPS Nuclear Corporation</u> is a nonutility company incorporated on February 23, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. WPS Resources owns 100% of the $1 par value capital stock of WPS Nuclear. WPS Nuclear owns 20% of Nuclear Management Company, LLC.

    (1)   Nuclear Management Company, LLC is a utility company and was organized on February 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at 700 First Street, Hudson, Wisconsin 54016. Nuclear Management Company, LLC provides maintenance, operation, and decommissioning services to nuclear power plants of member companies.

iv)   WPS Visions, Inc. is a nonutility company incorporated on July 11, 1996 under the laws of the State of Wisconsin. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of WPS Visions. The intended principal business of WPS Visions is to participate in energy and energy-related nonutility ventures.

v)   Badger Energy Services, LLC is a nonutility company organized on August 22, 2000 under the laws of the State of Wisconsin. Its principal offices are at P.O. Box 987, Oconto Falls, Wisconsin. WPS Resources owns 12.50% of Badger Energy Services. The principal business of Badger Energy Services is the sale of propane and energy related services in the State of Wisconsin.

vi)   WPS Resources Capital Corporation is a nonutility company, incorporated on January 12, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources, which owns 100% of its capital stock. WPS Resources Capital is an intermediate holding company owning 100% of the capital stock of WPS Power Development, Inc. and WPS Energy Services, Inc.

    (1)   WPS Energy Services, Inc. is a nonutility company incorporated on October 12, 1994 under the laws of the State of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Resources Capital owns 100% of the capital stock of WPS Energy Services. The principal business of WPS Energy Services is to provide electric and natural gas energy, energy risk management, real-time energy management, and energy consulting services to wholesale and retail customers in the nonregulated energy market. WPS Energy Services holds a power marketers license from the Federal Energy Regulatory Commission.

(a)   Quest Energy, LLC is a nonutility company
        organized on February 29, 2000 under the laws of
        the State of Michigan. Its principal offices
        are located at the principal offices of
        WPS Energy Services. WPS Energy Services owns
        100% of Quest Energy. The principal business
        activity of Quest Energy is to provide electric
        retail service to commercial and industrial
        customers in the State of Michigan as an
        alternative energy supplier.

(b)   WPS-ESI Gas Storage, LLC is a nonutility company
        organized on August 25, 1999 under the laws of
        the State of Wisconsin. Its principal offices
        are located at the principal offices of
        WPS Energy Services. WPS Energy Services owns
        81.50% of WPS-ESI Gas Storage. The principal
        business activity of WPS-ESI Gas Storage is to
        own and operate a gas storage facility in the
        State of Michigan.

(c)   WPS Energy Services of Canada Corp. is a
        nonutility company incorporated on October 7,
        2002 under the laws of the Province of Nova
        Scotia, Canada. Its principal offices are
        located at the principal offices of WPS Energy
        Services. The principal business activity of
        WPS Energy Services of Canada Corp. is to
        provide natural gas to wholesale and retail
        participants in the nonregulated energy markets
        in Canada.

(2)   WPS Power Development, Inc. is a nonutility company
        incorporated on December 19, 1994 under the laws of
        the State of Wisconsin with its principal offices at
        1088 Springhurst Drive, Green Bay, Wisconsin 54304.
        WPS Resources Capital owns 100% of the capital stock
        of WPS Power Development, Inc. The principal business
        of WPS Power Development is to own nonregulated
        electric generating facilities and to provide
        engineering and project management and operations and
        maintenance services to the nonregulated power
        generation industry.

        (a)   PDI Stoneman, Inc. is a nonutility company
                incorporated on March 29, 1996 under the laws of
                the State of Wisconsin. Its principal offices
                are located at the principal offices of
                WPS Power Development. WPS Power Development
                owns 100% of PDI Stoneman's capital stock. The
                principal business of PDI Stoneman is to own
                100% of Mid-American Power LLC, an exempt
                wholesale generator which owns the
                E. J. Stoneman Generating Station.

        (b)   PDI Operations, Inc. is a nonutility company
                incorporated on May 30, 1996 under the laws of
                the State of Wisconsin. Its principal offices
                are located at the principal offices of

WPS Power Development. WPS Power Development owns 100% of the capital stock of PDI Operations. The principal business of PDI Operations is to provide operation, maintenance, and technical services for the E. J. Stoneman Generating Station and other operating assets of WPS Power Development and its subsidiaries.

(c)   WPS Northern Nevada, LLC is a nonutility company organized on October 20, 2000 under the laws of the State of Nevada. Its principal offices are at the principal offices of WPS Power Development. WPS Power Development owns 100% of WPS Northern Nevada. The principal business of WPS Northern Nevada was to potentially purchase and operate the 545-megawatt Tracy/Pinon generation station. Currently WPS Northern Nevada is inactive.

(d)   Mid-American Power Ventures, LLC is a nonutility company organized on August 21, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of Mid-American Power Ventures. The intended principal business of Mid-American Power Ventures is to develop power production facilities with other partners and eventually establish a fund to invest in power production facilities.

(e)   Neulite Industries of Wisconsin, LLC is a nonutility company organized on April 8, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 50% of Neulite. The intended principal business of Neulite is to own, construct, and operate lightweight aggregate production facilities. Neulite is currently inactive.

(f) Renewable Fibers International, LLC is a
     nonutility company organized on January 15, 1998
     under the laws of the State of Wisconsin. Its
     principal offices are located at the principal
     offices of WPS Power Development. WPS Power
     Development owns 33-1/3% of Renewable Fibers.
     The principal business of Renewable Fibers
     International is to develop and carry on
     business activities related to the continuous
     fiber liberation of wood chips.

(g) Wisconsin Woodgas, LLC is a nonutility company
     organized on July 26, 1995 under the laws of the
     State of Wisconsin. Its principal offices are
     located at the principal offices of WPS Power
     Development. WPS Power Development owns 100% of
     the capital stock of Wisconsin Woodgas. The
     principal business of Wisconsin Woodgas is to
     own and operate a gasification facility that
     converts biomass feedstock into biomass gas for
     sale to Wisconsin Energy Operations, LLC.

(h) Wisconsin Energy Operations, LLC is a nonutility
     company organized on July 19, 1995 under the
     laws of the State of Wisconsin with its
     principal offices located in Bangor, Wisconsin.
     WPS Power Development owns 49% of Wisconsin
     Energy Operations. The principal business of
     Wisconsin Energy Operations is to own and
     operate a steam generation facility that
     generates process steam for sale to
     Webster Industries Incorporated.

(i) ECO Coal Pelletization #12, LLC is a nonutility
     company organized on February 25, 1998 under the
     laws of the State of Delaware. Its principal
     offices are located at the principal offices of
     WPS Power Development. WPS Power Development
     owns 70% of the interests of ECO Coal
     Pelletization #12. The principal business of
     ECO Coal Pelletization #12 is to invest in
     Synfuel Solutions, LLC.

     (1) Synfuel Solutions, LLC is a nonutility
          company organized on August 14, 2001 under
          the laws of the State of Delaware. Its
          principal offices are located at the
          principal offices of WPS Power
          Development. ECO Coal Pelletization #12
          owns 33-1/3% of Synfuel Solutions. The
          principal business of Synfuel Solutions is
          to invest in Synfuel Solutions Operating,
          LLC.

(a) <u>Synfuel Solutions Operating, LLC</u> is a nonutility company organized on October 15, 2001 under the laws of the State of Delaware. Synfuel Solutions owns 100% of Synfuel Solutions Operating. The principal business of Synfuel Solutions Operating is to own and operate a facility that combines coal feedstock and a binder material to create synthetic fuel. Its principal operations are located in Kentucky.

(j) <u>Sunbury Holdings, LLC</u> is a nonutility company organized on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of Sunbury Holdings. Sunbury Holdings is the parent of Sunbury Generation, LLC, WPS Westwood Generation, LLC, and Penfield Collieries, LLC. Sunbury Generation and Westwood Generation are both exempt wholesale generators.

vii) <u>Upper Peninsula Power Company</u> is a utility company and was incorporated on February 26, 1947 under the laws of the State of Michigan with its principal offices at 600 East Lakeshore Drive, Houghton, Michigan 49931. WPS Resources owns 100% of the capital stock of Upper Peninsula Power, consisting of 1,473,736 shares of no par value common stock. The total assets of Upper Peninsula Power at December 31, 2003 were $151,389,733. WPS Resources' equity in net income of Upper Peninsula Power for the year 2003 was $6,282,569. Upper Peninsula Power is engaged in the generation, purchase, distribution, and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon, and Schoolcraft. All operating revenue is derived from Michigan customers.

(1) <u>WPS Investments, LLC</u> is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 46% by Wisconsin Public Service, 13% by Upper Peninsula Power, and 41% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC. At December 31, 2003, WPS Investments owns approximately a 19.8% interest in American Transmission Company.

(a)   American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service Corporation, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(b)   Guardian Pipeline, LLC is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

(2)   ATC Management, Inc. is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Upper Peninsula Power Company owns 3.1% of ATC Management, Inc.

viii) Upper Peninsula Building Development Company is a nonutility company incorporated on January 18, 1989 under the laws of the State of Michigan. Its principal offices are located at the principal offices of Upper Peninsula Power. WPS Resources owns 100% of the capital stock of Upper Peninsula Building Development. Upper Peninsula Building Development owns a building, a portion of which is leased to Upper Peninsula Power for its corporate headquarters.

ix) Penvest, Inc. is a nonutility company incorporated on October 27, 1995 under the laws of the State of Michigan. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of Penvest. Penvest has nonutility investments in telecommunications and real estate.

(1)   Superior Technologies, Inc. is a nonutility company incorporated under the laws of the State of Michigan on March 8, 1996. Its principal offices are at 620 South Lake Street, Marquette, Michigan 49855. Penvest owns 33.33% of the capital stock of Superior Technologies. The principal business activity of

Superior Technologies is research and development related to utility and telecommunication services.

(2) Super Com Limited Partnership of Northern Michigan is a nonutility limited partnership formed on April 1, 1996 under the laws of the State of Michigan. Its principal offices are at 620 South Lake Street, Marquette, Michigan 49855. Penvest owns 22.5% of the ownership interest in Super Com. The principal business activity of Super Com is telecommunication services.

x) WPSR Capital Trust I is a statutory business trust created on June 9, 1998 under the laws of the State of Delaware with its principal offices at the principal executive offices of WPS Resources. WPS Resources owns 100% of the common securities of the Trust. The Trust's purpose is to issue securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in subordinated debentures issued by WPS Resources. The sole asset of the Trust is $51,500,000 of WPS Resources subordinated debentures due in 2038.

xi) Brown County C-LEC, LLC is a nonutility company organized on March 5, 1999 under the laws of the State of Wisconsin. Its principal offices are located in Green Bay, Wisconsin. WPS Resources acquired a 40% ownership interest in Brown County C-LEC on December 30, 1999. Brown County C-LEC is organized to provide local exchange service and telephone communication service in the Green Bay, Appleton and De Pere areas in northeastern Wisconsin.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Statistics set forth in the answer to this item are as of December 31, 2003.

a) WPS Resources Corporation directly owns all the stock of Wisconsin Public Service, Upper Peninsula Power, WPS Resources Capital Corporation, WPS Nuclear Corporation, WPS Visions, Upper Peninsula Building Development, Penvest, and WPSR Capital Trust I. In addition to this stock ownership, WPS Resources directly owns 40% of Brown County C-LEC, LLC, 12.50% interest in Badger Energy Services, LLC, 41% interest in WPS Investments, a small amount of equipment and software, and a number of small investments in miscellaneous ventures.

b) Wisconsin Public Service Corporation owns and operates electric properties comprising an integrated system of production and distribution facilities throughout the territory served.

The following table summarizes information on the electric generation facilities of Wisconsin Public Service, including jointly-owned facilities:

Type	Name	Location	Fuel	Rated Capacity (a) (Megawatts)	
Steam	Pulliam (6 units)	Green Bay, WI	Coal	389.7	
	Weston (3 units)	Wausau, WI	Coal	485.8	(b)
	Kewaunee	Kewaunee, WI	Nuclear	332.8	(c)
	Columbia-Units 1 and 2	Portage, WI	Coal	352.8	(c)
	Edgewater Unit 4	Sheboygan, WI	Coal	106.1	(c)
Total Steam				1,667.2	
Hydroelectric	Alexander	Lincoln County, WI	Hydro	2.2	
	Caldron Falls	Marinette County, WI	Hydro	6.8	
	Grand Rapids	St. Croix County, WI	Hydro	3.4	(g)
	Grandfather Falls	Lincoln County, WI	Hydro	17.2	
	Hat Rapids	Oneida County, WI	Hydro	0.6	
	High Falls	Marinette County, WI	Hydro	1.1	
	Jersey	Lincoln County, WI	Hydro	0.2	
	Johnson Falls	Marinette County, WI	Hydro	0.8	
	Merrill	Lincoln County, WI	Hydro	0.8	
	Otter Rapids	Vilas County, WI	Hydro	0.3	
	Peshtigo	Marinette County, WI	Hydro	0.2	
	Potato Rapids	Marinette County, WI	Hydro	0.4	
	Sandstone Rapids	Marinette County, WI	Hydro	0.8	
	Tomahawk	Lincoln County, WI	Hydro	2.3	
	Tomahawk	Lincoln County, WI	Hydro	1.2	(f)
	Wausau	Marathon County, WI	Hydro	2.9	
	Castle Rock	Adams County, WI	Hydro	5.3	(d)
	Petenwell	Juneau County, WI	Hydro	7.1	(d)
Total Hydroelectric				53.6	
Combustion Turbine and Diesel	De Pere Energy Center	De Pere, WI	Natural gas	183.3	
	Eagle River	Eagle River, WI	Distillate fuel oil	4.1	
	Oneida Casino	Green Bay, WI	Distillate fuel oil	3.9	
	West Marinette #31	Marinette, WI	Natural gas	44.0	
	West Marinette #32	Marinette, WI	Natural gas	42.0	
	West Marinette #33	Marinette, WI	Natural gas	50.9	(e)
	Weston #31	Marathon County, WI	Natural gas	20.3	
	Weston #32	Marathon County, WI	Natural gas	46.8	
	Pulliam #31	Green Bay, WI	Natural gas	73.7	
	Juneau #31	Juneau County, WI	Distillate fuel oil	8.5	(d)
Total Combustion Turbine and Diesel				477.5	
Wind	Lincoln	Kewaunee County, WI	Wind	1.9	
Landfill Generation	Winnebago	Oshkosh, WI	Landfill	2.5	(f)
	Ridgeview	Manitowoc County, WI	Landfill	2.6	(f)
	Stencil Dairy	Brown County, WI	Methane Digester	0.1	(f)
	Holsum Dairy	Hilbert, WI	Methane Digester	0.5	(f)
				5.7	
Total System				2,205.9	

(a)   Based on capacity ratings for July 2004.

(b)   Two units burn only coal and the other unit can burn coal or natural gas.

      (c)   These facilities are jointly-owned by Wisconsin Public Service and various other utilities. Nuclear Management Company operates the Kewaunee plant. Wisconsin Power and Light operates the Columbia and Edgewater units. The capacity indicated is our portion of total plant capacity based on the percent of ownership.

      (d)   Facilities owned by Wisconsin River Power, which is operated and 50% owned by Wisconsin Public Service.

      (e)   Wisconsin Public Service and Marshfield Electric and Water Department jointly own West Marinette 33, a 74.9 megawatts combustion turbine. Wisconsin Public Service is the operator of these facilities. The reported capacity reflects only Wisconsin Public Service's share.

      (f)   The facilities are not directly owned by Wisconsin Public Service but are under long-term purchase power contracts.

      (g)   A hydroelectric plant that straddles the Wisconsin/Michigan border and it owns no other generating facilities outside of Wisconsin.

Wisconsin Public Service Corporation is a generation and distribution utility. As of December 31, 2003, Wisconsin Public Service owned 119 distribution substations and 20,490 miles of electric distribution lines. Effective January 1, 2001, all transmission property of Wisconsin Public Service was transferred to American Transmission Company. It owns no electric transmission facilities that deliver or receive electric energy at or across the border of Wisconsin.

Gas properties include approximately 6,845 miles of main, 85 gate and city regulator stations and 279,829 lateral services. All directly owned natural gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

c)   <u>Upper Peninsula Power Company</u>. The following table summarizes information on the electric generation facilities of Upper Peninsula Power:

Type	Name	Location	Fuel	Rated Capacity (a) (Megawatts)
Steam	Warden	L'Anse, MI	Gas	18.8 (b)
Hydroelectric	Victoria (2 units)	Ontonagon County, MI	Hydro	12.2
	Hoist (3 units)	Marquette County, MI	Hydro	1.1
	McClure (2 units)	Marquette County, MI	Hydro	4.2
	Prickett (2 units)	Houghton County, MI	Hydro	0.6
	Autrain (2 units)	Alger County, MI	Hydro	0.4
	Cataract	Marquette County, MI	Hydro	0.4
	Escanaba #1	Delta County, MI	Hydro	0.9
	Escanaba #3	Delta County, MI	Hydro	1.3
	Boney Falls	Delta County, MI	Hydro	2.3
Combustion Turbine	Portage	Houghton, MI	Oil	19.2
	Gladstone	Gladstone, MI	Oil	18.1
Total System				79.5

(a)   Based on July 2004 rated capacity.

(b)   The J. H. Warden station was taken out of service on January 1, 1994 and is in standby or inactive reserve status.

Upper Peninsula Power owns 2,826 miles of electric distribution lines.

Effective June 28, 2001 all transmission property of Upper Peninsula Power was transferred to American Transmission Company.

Upper Peninsula Power Company owns no generating facilities outside of the upper peninsula of Michigan. Upper Peninsula Power Company is a generation and distribution utility; it owns no electric transmission facilities and no gas transmission pipelines that deliver or receive electric energy or natural gas at or across the border of the upper peninsula of Michigan. Upper Peninsula Power owns numerous miscellaneous properties in various parts of its territory, which are used for office, service, and other purposes. The most important of these are the Service Centers in Ishpeming, Houghton, Ontonagon, Iron River, Escanaba, and Munising. Upper Peninsula Power also leases small parcels of land for substations and miscellaneous temporary uses.

d)   <u>American Transmission Company LLC</u> owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,878 miles of transmission lines, 100 wholly owned transmission substations, and 350 jointly owned transmission substations.

e)   <u>ATC Management Inc.</u> is the corporate manager of American Transmission Company and owns no utility assets.

f) <u>Nuclear Management Company, LLC</u> operates six nuclear power plants;
the 535-megawatt Duane Arnold Energy Center in Iowa owned by
Alliant Energy, the 789-megawatt Palisades Nuclear Power Plant in
Michigan owned by Consumers Energy, the 553-megawatt Monticello
and the 1,060-megawatt Prairie Island Nuclear Generating Plants in
Minnesota owned by Xcel Energy, and the 543-megawatt Kewaunee
Nuclear Power Plant jointly owned by Wisconsin Public Service and
Wisconsin Power and Light and 1,034-megawatt Point Beach Nuclear
Power Plant owned by Wisconsin Electric Power in Wisconsin.

g) <u>Wisconsin River Power Company</u> owns and operates the 20-megawatt
Petenwell hydroelectric plant, the 15-megawatt Castle Rock
hydroelectric plant, and a 15-megawatt combustion turbine. The
hydroelectric plant facilities are located on the Wisconsin River
south of Wisconsin Rapids, Wisconsin and the combustion turbine is
located near Wisconsin Rapids. All electric energy produced is
sold at the plant sites, which are wholly within the State of
Wisconsin, and no electric energy is delivered to or received by
it outside of the State of Wisconsin. Wisconsin River Power sold
156,024,000 KWH of electric energy at retail or wholesale during
the twelve months ended December 31, 2003.

3) <u>The following information for the last calendar year with respect to
claimant and each of its subsidiary public utility companies: (The</u>
information required by Item 3 of this Form U-3A-2 is shown in Exhibit C
hereto.)

4) <u>The following information for the reporting period with respect to
claimant and each interest it holds directly or indirectly in an EWG or
a foreign utility company, stating monetary amounts in United States
dollars</u>.

a) <u>Mid-American Power, LLC</u>

i) Mid-American Power is an exempt wholesale generator
organized on January 12, 1995 under the laws of the State of
Wisconsin. Its principal offices are at the principal
offices of WPS Power Development located at 1088 Springhurst
Drive, Green Bay, Wisconsin 54304. The principal business
of Mid-American Power is the ownership of the E. J. Stoneman
Generating Station. Notice of the Federal Energy Regulatory
Commission's finding that Mid-American Power is an exempt
wholesale generator was received on July 3, 1996.

ii) PDI Stoneman owns 100% of Mid-American Power.

iii) WPS Resources, indirectly through WPS Resources Capital,
WPS Power Development, and PDI Stoneman, has $15,200,011 of
capital invested in Mid-American Power. There is $9,580 of
intercompany accounts payable to WPS Resources affiliates.

iv)   Capitalization and earnings of Mid-American Power for the
      year ended December 31, 2003 are as follows:

         Capitalization:

            Common Stock $15,200,011
            Retained Earnings   (9,668,949)
            Long-Term Debt   0
            Total $ 5,531,062

            Earnings (Loss) $ (1,945,083)

v)   Service, sales, or construction contracts between
      Mid-American Power and any WPS Resources system company
      are as follows:

      (1)   Energy marketing contract with WPS Energy Services
            under which WPS Energy Services markets energy and
            capacity of the E. J. Stoneman plant for Mid-American
            Power. WPS Energy Service's revenues under this
            contract for the year ending December 31, 2003 were
            $29,297.

      (2)   Management agreement with PDI Stoneman, Inc. under
            which PDI Stoneman provides management services for
            Mid-American Power. Revenues of PDI Stoneman under
            this contract for the year ending December 31, 2003
            were $28,667.

      (3)   Operations and Maintenance agreement with
            PDI Operations, Inc. under which PDI Operations
            provides operations and maintenance services for
            Mid-American Power. PDI Operations' revenues under
            this contract for the year ending December 31, 2003
            were $45,756.

b)   WPS Canada Generation, Inc.

      i)   WPS Canada Generation, Inc. was incorporated on December 11,
            1998 under the laws of the State of Wisconsin under the name
            PDI Canada, Inc. PDI Canada changed its name to WPS Canada
            Generation, Inc. in January 2001. Its principal offices are
            at the principal offices of WPS Power Development located at
            1088 Springhurst Drive, Green Bay, Wisconsin 54304. The
            principal business of WPS Canada Generation is to own the
            Tinker Hydro Station and related transmission assets located
            in New Brunswick, Canada. WPS Canada Generation obtained
            exempt wholesale generator status from the Federal Energy
            Regulatory Commission on May 7, 1999.

      ii)   WPS Power Development owns 100% of WPS Canada Generation's
            capital stock.

iii) WPS Resources indirectly, through WPS Resources Capital and WPS Power Development, has invested $11,265,013 in WPS Canada Generation. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $5,981 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Canada Generation for the year ended December 31, 2003 is:

Capitalization:

Common Stock	$ 1,000
Paid in Capital	11,264,013
Retained Earnings	74,428
Long-Term Debt	13,243,825
Total	$24,583,266
Earnings (Loss)	$ 778,324

v) Service, sales, or construction contracts between WPS Canada Generation and any WPS Resources system company are as follows:

(1) Power purchase agreement, effective March 2000, with WPS New England Generation under which WPS New England Generation purchased energy and capacity from the Tinker Hydro Plant from WPS Canada Generation. WPS Canada Generation's revenue under this contract for the year ending December 31, 2003 was $3,857,810.

(2) Management agreement with WPS Energy Services under which WPS Energy Services provides management services for WPS Canada Generation. Revenues of WPS Energy Services under this contract for the year ending December 31, 2003 were $54,630.

c) WPS New England Generation, Inc.

i) WPS New England Generation, Inc. was incorporated on December 11, 1998 under the laws of the State of Wisconsin under the name PDI New England, Inc. PDI New England changed its name to WPS New England Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development located at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of WPS New England Generation is to own hydro and diesel generation facilities and related transmission assets, located in northern Maine. WPS New England Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development owns 100% of WPS New England Generation's capital stock.

iii) WPS Resources indirectly, through WPS Resources Capital and
WPS Power Development, has invested $5,752,919 in
WPS New England Generation. WPS Resources has guaranteed a
$700,000 maintenance reserve and a $1,800,000 debt service
reserve. These guarantees are aggregate guarantees for both
WPS Canada Generation and WPS New England Generation. There
is $509,884 of intercompany accounts payable to
WPS Resources affiliates.

iv) Capitalization and earnings of WPS New England Generation
for the year ended December 31, 2003 is:

Capitalization:

Common Stock	$ 1,000
Paid in Capital	5,751,919
Retained Earnings	323,325
Long-Term Debt	5,381,175
Total	$11,457,419
Earnings (Loss)	$ 303,260

v) Service, sales, or construction contracts between
WPS New England Generation and any WPS Resources system
company are as follows:

(1) Power purchase agreement, effective March 1, 2001,
with WPS Energy Services under which WPS Energy
Services markets energy and capacity of the generation
assets of WPS New England Generation and energy and
capacity purchased by WPS New England Generation.
WPS New England Generation's revenue under this
contract for the year ending December 31,2003 was
$7,847,115.

(2) Water rights agreement, effective January of 2001,
with WPS Canada Generation under which WPS New England
Generation grants WPS Canada Generation the right to
water for the production of energy. WPS New England
Generation's revenue under this contract for the year
ending December 31, 2003 was $360,000.

(3) Management agreement with WPS Energy Services under
which WPS Energy Services provides management services
for WPS New England Generation. Revenues of
WPS Energy Services under this contract for the year
ending December 31, 2003 were $36,000.

d) <u>Sunbury Generation, LLC</u>

i) Sunbury Generation, LLC was organized on April 30, 1999
under the laws of the State of Delaware. Its principal
offices are located at the principal offices of WPS Power
Development at 1088 Springhurst Drive, Green Bay, Wisconsin
54304. The company owns the 362-megawatt Sunbury Power
Plant in Shamokin Dam, Pennsylvania. Sunbury Generation
obtained exempt wholesale generator status from the Federal
Energy Regulatory Commission on October 25, 1999.

ii)   Sunbury Holdings, LLC owns 100% of Sunbury Generation.

iii) WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has invested $12,000,000 in Sunbury Generation. Sunbury Holdings has a long-term loan of $95 million to Sunbury Generation. WPS Resources has provided debt guarantees of $6,500,000 to Sunbury Generation. There is also $26,001,799 of intercompany accounts payable to WPS Resources affiliates.

iv)   Capitalization and earnings of Sunbury Generation for the year ended December 31, 2003 is:

Capitalization:

Paid in Capital	$ 12,000,000
Retained Earnings	(81,711,073)
Other Comprehensive Income	(8,557,862)
Advances from affiliates	94,990,376
Long-Term Debt	63,695,700
Total	$ 80,417,141
Earnings (Loss)	$(30,571,826)

v)   Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

(1)   Power purchase agreement with WPS Energy Services under which WPS Energy Services markets energy and capacity of the Sunbury Plant for Sunbury Generation. WPS Energy Services' revenues under this contract for the year ending December 31, 2003 were $1,099,486.

(2)   Fuel supply agreement and operation and maintenance contract with Penfield Collieries under which Sunbury Generation purchases fuel and pays the operation and maintenance expense of Penfield Collieries. Penfield Collieries' revenues under this contract for the year ending December 31, 2003 were $582,150.

(e)   WPS Westwood Generation, LLC

i)   WPS Westwood Generation, LLC is an exempt wholesale generator organized on September 18, 1998 under the laws of the State of Delaware under the name CinCap VI, LLC. CinCap VI, LLC changed its name to WPS Westwood Generation, LLC in January 2001. Its principal offices are at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of WPS Westwood Generation is to own and operate the Westwood Generation Station located in Pennsylvania. Notice of the Federal Energy Regulatory Commission's finding that WPS Westwood Generation, formerly CinCap VI, is an exempt wholesale generator was received on May 7, 1999.

ii)   Sunbury Holdings, LLC owns 100% of WPS Westwood Generation.

iii)   WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has $21,000,000 of capital invested in WPS Westwood Generation. WPS Resources guarantees a $100,000 energy supply agreement and has a $27,000,000 debt service reserve for WPS Westwood Generation. Long-term notes receivable of WPS Westwood Generation include a $21,000,000 intercompany receivable with WPS Resources and its affiliates. Notes payable of WPS Westwood to WPS Power Development, Inc. total $2,225,000. There is also $119,167 of intercompany accounts payable of WPS Westwood Generation to WPS Resources affiliates.

iv)   Capitalization and earnings of WPS Westwood Generation for the year ended December 31, 2003 is:

Capitalization:

Paid in Capital	$21,000,000
Retained Earnings	(5,708,768)
Long-Term Debt	27,000,000
Total	$42,291,232
Earnings (Loss)	$ (1,342,113)

v)   Service, sales, or construction contracts between WPS Westwood Generation and any WPS Resources system company are as follows:

None

(f)   WPS Empire State, Inc.

i)   WPS Empire State, Inc. is an exempt wholesale generator incorporated on May 30, 1980 under the laws of the State of New York under the name CH Resources, Inc. CH Resources, Inc. changed its name to WPS Empire State, Inc. on May 31, 2002. Its principal offices are at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of WPS Empire State is to own three limited liability companies that each own a generating facility in the State of New York and to operate those facilities. Notice of the Federal Energy Regulatory Commission's finding that WPS Empire State, Inc., formerly CH Resources, Inc., is an exempt wholesale generator was received on January 27, 1999.

ii)   WPS Power Development owns 100% of WPS Empire State.

iii)   WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $61,095,766 of capital invested in WPS Empire State. WPS Resources guarantees a $400,000 energy supply agreement for WPS Empire State. There is also $902 of intercompany accounts payable of WPS Empire State to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Empire State for the year
     ended December 31, 2003 is:

             Capitalization:

             Common Stock $ 566,000
             Paid in Capital   60,529,766
             Retained Earnings   (3,620,166)
             Long-Term Debt   0
             Total $57,475,600

             Earnings (Loss) $(2,597,868)

v)   Service, sales, or construction contracts between WPS Empire
     State, Inc. and any WPS Resources system company are as
     follows:

     None

(g) WPS Beaver Falls Generation, LLC

i)   WPS Beaver Falls Generation, LLC was organized on
      September 18, 2002 under the laws of the State of Delaware.
      Its principal offices are located at the principal offices
      of WPS Power Development at 1088 Springhurst Drive, Green
      Bay, Wisconsin 54304. WPS Empire State, Inc., an exempt
      wholesale generator, owns 100% of WPS Beaver Falls
      Generation. WPS Beaver Falls Generation was organized to
      own the Beaver Falls generation station located in the State
      of New York. WPS Beaver Falls Generation obtained exempt
      wholesale generator status from the Federal Energy
      Regulatory Commission on December 16, 2002.

ii)   WPS Empire State, Inc. owns 100% of WPS Beaver Falls
      Generation, LLC.

iii) WPS Resources indirectly, through WPS Resources Capital, and
      WPS Power Development, has $23,949,258 of capital invested
      in WPS Beaver Falls Generation. WPS Resources guarantees a
      $100,000 energy supply agreement for WPS Beaver Falls
      Generation. There is also $169,121 of intercompany accounts
      payable of WPS Beaver Falls Generation to WPS Resources
      affiliates.

iv) Capitalization and earnings of WPS Beaver Falls Generation for the year ended December 31, 2003 is:

Capitalization:

Paid in Capital	23,949,258
Retained Earnings	(1,737,086)
Long-Term Debt	0
Total	$22,212,172
Earnings (Loss)	$(1,742,672)

v) Service, sales, or construction contracts between WPS Beaver Falls Generation, LLC and any WPS Resources system company are as follows:

(1) Fuel supply agreement contract with WPS Energy Services under which WPS Beaver Falls Generation purchases fuel oil and gas. WPS Energy Services' revenue under this contract for the year ending December 31, 2003 was $262.

(2) A service agreement with WPS Energy Services under which WPS Energy Services markets the energy, capacity and related services for WPS Beaver Falls Generation. Revenues of WPS Energy Services under this contract for the year ending December 31, 2003 were $2,047.

(h) WPS Niagara Generation, LLC

i) WPS Niagara Generation, LLC was organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Niagara Generation. WPS Niagara Generation was organized to own the Niagara generation station located in the State of New York. WPS Niagara Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on December 16, 2002.

ii) WPS Empire State, Inc. owns 100% of WPS Niagara Generation, LLC.

iii) WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $7,159,088 of capital invested in WPS Niagara Generation. There is also $274,218 of intercompany accounts payable of WPS Niagara Generation to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Niagara Generation for the year ended December 31, 2003 is:

Capitalization:

Paid in Capital	$7,159,088
Retained Earnings	(1,430,472)
Long-Term Debt	0
Total	$5,728,616
Earnings (Loss)	$ (340,165)

v) Service, sales, or construction contracts between WPS Niagara Generation, LLC and any WPS Resources system company are as follows:

(1) A service agreement with WPS Energy Services under which WPS Energy Services markets the energy, capacity and related services for WPS Niagara Generation. Revenues of WPS Energy Services under this contract for the year ending December 31, 2003 were $1,668.

(i) WPS Syracuse Generation, LLC

i) WPS Syracuse Generation, LLC was organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Syracuse Generation. WPS Syracuse Generation was organized to own the Syracuse generation station located in the State of New York. WPS Syracuse Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on December 16, 2002.

ii) WPS Empire State, Inc. owns 100% of WPS Syracuse Generation, LLC.

iii) WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $27,730,977 of capital invested in WPS Syracuse Generation. There is also $37,729 of intercompany accounts payable of WPS Syracuse Generation to WPS Resources affiliates.

iv)   Capitalization and earnings of WPS Syracuse Generation for
      the year ended December 31, 2003 is:

      Capitalization:

            Paid in Capital   27,730,977
            Retained Earnings   (2,812,655)
            Long-Term Debt   0
            Total $24,918,322

            Earnings (Loss) $(2,336,030)

v)   Service, sales, or construction contracts between
      WPS Syracuse Generation, LLC and any WPS Resources system
      company are as follows:

      (1)   Fuel supply agreement contract with WPS Energy
            Services under which WPS Syracuse Generation purchases
            fuel oil and gas. WPS Energy Services' revenue under
            this contract for the year ending December 31, 2003
            was $2,699.

      (2)   A service agreement with WPS Energy Services under
            which WPS Energy Services markets the energy, capacity
            and related services for WPS Syracuse Generation.
            Revenues of WPS Energy Services under this contract
            for the year ending December 31, 2003 were $1,880.

(j)   Combined Locks Energy Center, LLC

      i)   Combined Locks Energy Center, LLC is an exempt wholesale
            generator incorporated on September 15, 2000 under the laws
            of the State of Wisconsin. Its principal offices are at the
            principal offices of WPS Power Development at 1088
            Springhurst Drive, Green Bay, Wisconsin 54304. The
            principal business of Combined Locks Energy Center is to own
            and operate a 50-megawatt cogeneration facility in
            Combined Locks, Wisconsin. Combined Locks Energy Center
            obtained exempt wholesale generator status from the Federal
            Energy Regulatory Commission on September 4, 2001.

      ii)   WPS Power Development owns 100% of Combined Locks Energy
            Center.

      iii) WPS Resources indirectly, through WPS Resources Capital, and
            WPS Power Development, has $37,664,083 of capital invested
            in Combined Locks Energy Center. There is also $795,511 of
            intercompany accounts payable of Combined Locks Energy
            Center to WPS Resources affiliates.

iv)   Capitalization and earnings of Combined Locks Energy Center
        for the year ended December 31, 2003 is:

        Capitalization:

Paid in Capital	$37,664,083
Retained Earnings	792,568
Long-Term Debt	0
Total	$38,456,651
Earnings (Loss)	$ (95,543)

v)   Service, sales, or construction contracts between Combined
        Locks Energy Center and any WPS Resources system company are
        as follows:

    (1)   Fuel supply agreement with WPS Energy Services under
        which WPS Energy Services provides fuel for Combined
        Locks Energy Center. WPS Energy Services' revenue
        under this contract for the year ending December 31,
        2003 was $10,946,725.

    (2)   Management agreement with WPS Energy Services under
        which WPS Energy Services provides management services
        for Combined Locks Energy Center. Revenues of
        WPS Energy Services under this contract for the year
        ending December 31, 2003 were $25,629.

LIST OF EXHIBITS

Exhibit A-1   Balance Sheet at December 31, 2003, of WPS Resources Corporation
               and subsidiaries.

Exhibit A-2   Income Statement and Statement of Retained Earnings of
               WPS Resources Corporation and subsidiaries for the year ended
               December 31, 2003.

Exhibit A-3   Balance Sheet at December 31, 2003, and Statements of Income and
               Retained Earnings of WPS Resources Capital Corporation for the
               year ended December 31, 2003.

Exhibit A-4   Balance Sheet at December 31, 2003, and Statements of Income and
               Retained Earnings of Wisconsin River Power Company for the year
               ended December 31, 2003. (The financial statements of Wisconsin
               River Power Company are not customarily consolidated with those
               of any other company.)

Exhibit A-5   Balance Sheet at December 31, 2003, and Statements of Income of
               Nuclear Management Corporation, LLC for the year ended
               December 31, 2003.

Exhibit A-6   Balance Sheet at December 31, 2003, and Statements of Income of
               American Transmission Company LLC for the year ended
               December 31, 2003.

Exhibit B   An organizational chart showing the relationship of each EWG or
               foreign utility company to associate companies in the holding
               company system.

Exhibit C   Statement showing sales for the calendar year 2003 of electric
               energy and gas by Wisconsin Public Service Corporation,
               Upper Peninsula Power Company, and Wisconsin River Power
               Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2004.

                                    WPS RESOURCES CORPORATION

                                    /S/ Joseph P. O'Leary
                                        Joseph P. O'Leary
                                        Senior Vice-President and
                                        Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
             Barth J. Wolf
             Secretary and
             Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Barth J. Wolf, Secretary
WPS Resources Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001


WPS Resources Corporation and Subsidiaries
Consolidating Balance Sheet
As of December 31, 2003
(Millions)

	WPS Resources Corporation	Wisconsin Public Service Corporation	WPS Resources Capital Corporation	Upper Peninsula Power Company	Upper Peninsula Building Development Company	Penvest, Inc	WPS Nuclear Corporation	WPSR Capital Trust I	WPS Visions, Inc	WPS Investments, LLC	Eliminations Debit	Eliminations Credit	Consolidated Statements
Assets													
Cash and cash equivalents	0.5	4.7	44.9	0.5	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	50.7
Restricted funds	0.0	0.0	3.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.2
Accounts receivable - net	5.0	112.9	396.9	7.8	0.2	0.0	(0.2)	0.0	0.0	5.8	12.4	38.4	502.4
Accrued unbilled revenues	0.0	51.3	35.5	3.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	90.0
Inventories	0.0	65.8	112.0	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	178.3
Current assets from risk management activities	0.0	4.5	513.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	518.1
Assets held for sale	0.0	0.0	116.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	116.4
Other current assets	1.7	64.4	7.4	12.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	86.4
Current assets	**7.2**	**303.6**	**1,229.9**	**24.9**	**0.2**	**0.0**	**(0.1)**	**0.0**	**0.0**	**5.8**	**12.4**	**38.4**	**1,545.5**
Property, plant, and equipment, net	0.3	1,560.1	153.3	110.2	4.1	0.7	0.0	0.0	0.0	0.0	0.0	0.0	1,828.7
Nuclear decommissioning trusts	0.0	332.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	332.3
Regulatory assets	0.0	125.0	0.0	2.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	127.7
Long-term assets from risk management activities	0.0	3.9	100.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	104.3
Other	1,334.6	245.9	48.3	13.6	0.0	0.3	3.3	0.0	0.0	107.3	0.0	1,399.5	353.8
Total assets	**1,342.1**	**2,570.8**	**1,531.9**	**151.4**	**4.3**	**1.0**	**3.2**	**0.0**	**0.0**	**113.1**	**12.4**	**1,437.9**	**4,292.3**
Liabilities and Shareholders' Equity													
Short-term debt	30.0	10.0	65.4	6.5	0.0	0.0	0.0	0.0	0.0	0.0	73.9	0.0	38.0
Current portion of long-term debt	0.0	49.9	5.0	1.4	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	56.6
Note payable to preferred stock trust	51.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	51.5
Accounts payable	1.9	113.5	406.4	8.9	0.1	0.1	0.0	0.0	0.0	5.8	26.0	0.0	510.7
Current liabilities from risk management activities	0.0	0.0	517.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	517.3
Liabilities held for sale	0.0	0.0	2.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.7
Other current liabilities	3.9	25.8	51.6	5.5	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	86.9
Current liabilities	**87.3**	**199.2**	**1,048.4**	**22.3**	**0.5**	**0.1**	**0.0**	**0.0**	**0.0**	**5.8**	**99.9**	**0.0**	**1,263.7**
Long-term debt	269.9	507.8	109.3	30.6	2.6	0.0	0.0	0.0	0.0	0.0	48.3	0.0	871.9
Deferred income taxes	(4.2)	134.1	(58.5)	9.0	0.2	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	80.5
Deferred investment tax credits	0.0	16.5	0.0	1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.7
Regulatory liabilities	0.0	285.4	0.0	19.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	304.4
Environmental remediation liabilities	0.0	36.2	0.0	1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9
Pension and postretirement benefit obligations	0.0	135.9	0.0	1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	137.7
Long-term liabilities from risk management activities	0.0	0.0	92.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	92.2
Asset retirement obligations	0.0	344.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	344.0
Other	0.0	62.3	19.8	5.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	88.0
Long-term liabilities	**265.7**	**1,522.2**	**162.8**	**69.2**	**2.8**	**0.0**	**(0.1)**	**0.0**	**0.0**	**0.0**	**48.3**	**0.0**	**1,974.3**
Company-obligated mandatorily redeemable trust preferred securities of trust holding solely WPS Resources 7.00% subordinated debentures	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preferred stock of subsidiary with no mandatory redemption	(0.1)	51.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	51.1
Common stock equity	989.2	798.2	320.7	59.9	1.0	0.9	3.3	0.0	0.0	107.3	2,156.7	879.4	1,003.2
Total liabilities and shareholders' equity	**1,342.1**	**2,570.8**	**1,531.9**	**151.4**	**4.3**	**1.0**	**3.2**	**0.0**	**0.0**	**113.1**	**2,304.9**	**879.4**	**4,292.3**

WPS Resources Corporation and Subsidiaries
Consolidating Statement of Income
For the year ended December 31, 2003
(Millions)

	WPS Resources Corporation	Wisconsin Public Service Corporation	WPS Resources Capital Corporation	Upper Peninsula Power Company	Upper Peninsula Building Development Company	Penvest, Inc	WPS Nuclear Corporation	WPSR Capital Trust I	WPS Visions, Inc	WPS Investments, LLC	Eliminations Debit	Eliminations Credit	Consolidated Statements
Nonregulated revenue	111.0	0.0	3,186.4	0.0	1.1	0.1	0.0	0.0	0.0	0.0	118.1	0.0	3,180.5
Utility revenue	0.0	1,129.1	0.0	89.2	0.0	0.0	0.0	0.0	0.0	0.0	34.8	0.2	1,183.7
Total revenues	**111.0**	**1,129.1**	**3,186.4**	**89.2**	**1.1**	**0.1**	**0.0**	**0.0**	**0.0**	**0.0**	**152.9**	**0.2**	**4,364.2**
Nonregulated cost of fuel, gas, and purchased power	0.0	0.0	3,075.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.4	3,059.5
Utility cost of fuel, gas, and purchased power	0.0	516.0	0.0	40.4	0.0	0.0	0.0	0.0	0.0	0.0	14.5	38.6	532.3
Operating and maintenance expense	7.2	355.1	68.4	30.0	0.0	0.1	0.0	0.0	0.0	0.1	0.0	1.4	459.5
Depreciation and decommissioning expense	0.4	122.9	10.7	4.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0		138.4
Taxes other than income	0.1	36.8	2.5	4.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0		43.8
Operating income	**103.3**	**98.3**	**28.9**	**10.3**	**0.8**	**0.0**	**0.0**	**0.0**	**0.0**	**(0.1)**	**167.4**	**56.6**	**130.7**
Miscellaneous income	3.5	62.7	(3.8)	1.5	0.0	0.0	0.2	3.6	0.0	6.8	10.9	0.0	63.6
Interest expense and distributions on trust preferred securities	(20.6)	(31.7)	(3.3)	(2.5)	(0.3)	0.0	0.0	(3.6)	0.0	0.0	0.0	6.4	(55.6)
Minority interest	0.0	(1.6)	5.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6	5.6
Other income (expense)	**(17.1)**	**29.4**	**(1.5)**	**(1.0)**	**(0.3)**	**0.0**	**0.2**	**0.0**	**0.0**	**6.8**	**10.9**	**8.0**	**13.6**
Income before taxes	86.2	127.7	27.4	9.3	0.5	0.0	0.2	0.0	0.0	6.7	178.3	64.6	144.3
Provision for income taxes	(8.5)	45.7	(6.8)	3.0	0.2	0.0	0.1	0.0	0.0	0.0	0.0	0.0	33.7
Income from continuing operations	**94.7**	**82.0**	**34.2**	**6.3**	**0.3**	**0.0**	**0.1**	**0.0**	**0.0**	**6.7**	**178.3**	**64.6**	**110.6**
Discontinued operations, net of tax	0.0	0.0	(16.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(16.0)
Net income before cumulative effect of change in accounting principles	**94.7**	**82.0**	**18.2**	**6.3**	**0.3**	**0.0**	**0.1**	**0.0**	**0.0**	**6.7**	**178.3**	**64.6**	**94.6**
Cumulative effect of change in accounting principles, net of tax	0.0	0.0	3.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.2
Net income	**94.7**	**82.0**	**21.4**	**6.3**	**0.3**	**0.0**	**0.1**	**0.0**	**0.0**	**6.7**	**178.3**	**64.6**	**97.8**
Preferred stock dividends of subsidiary		3.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.1
Income available for common shareholders	**94.7**	**78.9**	**21.4**	**6.3**	**0.3**	**0.0**	**0.1**	**0.0**	**0.0**	**6.7**	**178.3**	**64.6**	**94.7**

WPS Resources Corporation and Subsidiaries
Consolidating Stmnt of Retained Earnings
As of December 31, 2003
(Millions)

	WPS Resources Corporation	Wisconsin Public Service Corporation	WPS Resources Capital Corporation	Upper Peninsula Power Company	Upper Peninsula Building Development Company	Penvest, Inc	WPS Nuclear Corporation	WPSR Capital Trust I	WPS Visions, Inc	WPS Investments, LLC	Eliminations Debit	Eliminations Credit	Consolidated Statements
Retained earnings (1/1/03)	416.6	269.2	38.3	14.8	1.5	0.1	(0.1)	0.0	0.0	5.6	344.2	0.1	401.9
Income available for common shareholders	94.7	78.9	21.4	6.3	0.3	0.0	0.1	0.0	0.0	6.7	178.3	64.6	94.7
	511.3	348.1	59.7	21.1	1.8	0.1	0.0	0.0	0.0	12.3	522.5	64.7	496.6
Dividends on common stock	71.8	69.0	0.0	0.0	1.0	0.0	0.0	0.0	0.0	4.1	88.0	0.0	57.9
Other	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)
Retained earnings (12/31/03)	**439.5**	**279.2**	**59.7**	**21.1**	**0.8**	**0.1**	**0.0**	**0.0**	**0.0**	**8.2**	**434.5**	**64.7**	**438.8**

WPS Resources Capital Corporation   **Exhibit A-3**

Consolidating Balance Sheet
As of December 31, 2003
(Millions)

	WPS Resources Capital Corporation	WPS Energy Services, Inc	WPS Power Development, Inc	Eliminations Debit	Eliminations Credit	Consolidated Statements
Assets						
Cash and cash equivalents	0.0	19.6	25.3	0.0	0.0	44.9
Restricted funds	0.0	0.0	3.2	0.0	0.0	3.2
Accounts receivable - net	0.0	375.9	25.7	0.0	4.7	396.9
Accrued unbilled revenues	0.0	35.5	0.0	0.0	0.0	35.5
Inventories	0.0	110.5	1.5	0.0	0.0	112.0
Current assets from risk management activities	0.0	509.0	4.6	0.0	0.0	513.6
Assets held for sale	0.0	0.0	116.4	0.0	0.0	116.4
Other current assets	0.0	1.8	5.6	0.0	0.0	7.4
Current assets	0.0	1,052.3	182.3	0.0	4.7	1,229.9
Property, plant, and equipment, net	0.0	8.7	144.6	0.0	0.0	153.3
Nuclear decommissioning trusts	0.0	0.0	0.0	0.0	0.0	0.0
Regulatory assets	0.0	0.0	0.0	0.0	0.0	0.0
Long-term assets from risk management activities	0.0	100.4	0.0	0.0	0.0	100.4
Other	319.9	1.3	46.9	0.0	319.8	48.3
Total assets	319.9	1,162.7	373.8	0.0	324.5	1,531.9
Liabilities and Shareholders' Equity						
Short-term debt	0.0	60.0	5.4	0.0	0.0	65.4
Current portion of long-term debt	0.0	0.0	5.0	0.0	0.0	5.0
Note payable to preferred stock trust	0.0	0.0	0.0	0.0	0.0	0.0
Accounts payable	0.0	399.2	11.9	4.7	0.0	406.4
Current liabilities from risk management activities	0.0	504.6	12.7	0.0	0.0	517.3
Liabilities held for sale	0.0	0.0	2.7	0.0	0.0	2.7
Other current liabilities	0.0	35.8	15.8	0.0	0.0	51.6
Current liabilities	0.0	999.6	53.5	4.7	0.0	1,048.4
Long-term debt	0.0	0.0	109.3	0.0	0.0	109.3
Deferred income taxes	0.0	(6.8)	(51.7)	0.0	0.0	(58.5)
Deferred investment tax credits	0.0	0.0	0.0	0.0	0.0	0.0
Regulatory liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Environmental remediation liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Pension and postretirement benefit obligations	0.0	0.0	0.0	0.0	0.0	0.0
Long-term liabilities from risk management activities	0.0	92.2	0.0	0.0	0.0	92.2
Asset retirement obligations	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	7.7	12.1	0.0	0.0	19.8
Long-term liabilities	0.0	93.1	69.7	0.0	0.0	162.8
Company-obligated mandatorily redeemable trust preferred securities of trust holding solely WPS Resources 7.00% subordinated debentures	0.0	0.0	0.0	0.0	0.0	0.0
Preferred stock of subsidiary with no mandatory redemption	0.0	0.0	0.0	0.0	0.0	0.0
Common stock equity	319.9	70.0	250.6	328.4	8.6	320.7
Total liabilities and shareholders' equity	319.9	1,162.7	373.8	333.1	8.6	1,531.9

WPS Resources Capital Corporation and Subsidiaries   **Exhibit A-3**
Consolidating Statement of Income
For the year ended December 31, 2003

(Millions)	WPS Resources Capital Corporation	WPS Energy Services, Inc	WPS Power Development, Inc	Eliminations		Consolidated Statements
				Debit	Credit	
Nonregulated revenue	21.1	3,124.1	82.4	50.0	8.8	3,186.4
Utility revenue						
Total revenues	**21.1**	**3,124.1**	**82.4**	**50.0**	**8.8**	**3,186.4**
Nonregulated cost of fuel, gas, and purchased power	0.0	3,037.3	58.0	1.0	20.4	3,075.9
Utility cost of fuel, gas, and purchased power	0.0	0.0	0.0	0.0	0.0	0.0
Operating and maintenance expense	0.0	42.0	27.2	0.0	0.8	68.4
Depreciation and decommissioning expense	0.0	1.8	8.9	0.0	0.0	10.7
Taxes other than income	0.0	0.9	1.6	0.0	0.0	2.5
Operating income	**21.1**	**42.1**	**(13.3)**	**51.0**	**30.0**	**28.9**
Miscellaneous income	0.0	1.2	(5.0)	0.0	0.0	(3.8)
Interest expense and distributions on trust preferred securities	0.0	(0.5)	(2.8)	0.0	0.0	(3.3)
Minority interest	0.0	0.0	5.6	0.0	0.0	5.6
Other income (expense)	**0.0**	**0.7**	**(2.2)**	**0.0**	**0.0**	**(1.5)**
Income before taxes	21.1	42.8	(15.5)	51.0	30.0	27.4
Provision for income taxes	0.0	17.4	(24.2)	0.0	0.0	(6.8)
Income from continuing operations	**21.1**	**25.4**	**8.7**	**51.0**	**30.0**	**34.2**
Discontinued operations, net of tax	0.0	0.3	(16.3)	0.0	0.0	(16.0)
Net income before cumulative effect of change in accounting principles	**21.1**	**25.7**	**(7.6)**	**51.0**	**30.0**	**18.2**
Cumulative effect of change in accounting principles, net of tax	0.0	3.3	(0.3)	0.0	0.2	3.2
Net income	**21.1**	**29.0**	**(7.9)**	**51.0**	**30.2**	**21.4**
Preferred stock dividends of subsidiary						
Income available for common shareholders	**21.1**	**29.0**	**(7.9)**	**51.0**	**30.2**	**21.4**

WPS Resources Capital Corporation
Consolidating Stmnt of Retained Earnings
As of December 31, 2003

(Millions)	WPS Resources Capital Corporation	WPS Energy Services, Inc	WPS Power Development, Inc	Eliminations		Consolidated Statements
				Debit	Credit	
Retained earnings (1/1/03)	38.6	(3.3)	14.7	15.0	3.3	38.3
Income available for common shareholders	21.1	29.0	(7.9)	51.0	30.2	21.4
	59.7	25.7	6.8	66.0	33.5	59.7
Dividends on common stock	0.0	0.0	0.0	0.0	0.0	0.0
Retained earnings (12/31/03)	**59.7**	**25.7**	**6.8**	**66.0**	**33.5**	**59.7**

UNAUDITED Exhibit A-4

Wisconsin River Power Company and Subsidiary
Consolidated Balance Sheet
As of December 31, 2003

Assets		2003
Property, Plant, and Equipment		
Utility Plant	$	35,001,905
Construction Work-in-Progress		30,352
Less - Accumulated Provision for Depreciation		16,600,754
		18,431,503
Current Assets		
Cash and Cash Equivalents		7,121,501
Accounts Receivable		514,278
Materials, Supplies, and Prepayments		646,765
		8,282,544
Deferred Charges and Other Assets		
Prepaid Pension Benefits		-
Other		274,596
		274,596
Investments and Other Assets		
Wisconsin Valley Improvement Company, Common Stock, at Cost		212,610
Non-Project Land, Flowage Rights, and Depreciable Property, Net		1,018,822
		1,231,432
	$	28,220,075

Capitalization and Liabilities		
Capitalization		
Capital Stock, Par Value $100 Per Share, Authorized 95,000 Shares, Outstanding 93,600 Shares	$	9,360,000
Retained Earnings		16,279,116
Accumulated Other Comprehensive Income		(287,593)
		25,351,523
Current Liabilities		
Accounts Payable		262,695
Accrued Expenses		211,398
Dividends Payable		-
Accrued Property Taxes		326,633
Accrued Income Taxes		329,716
		1,130,442
Deferred Credits and Other Liabilities		
Deferred Income Taxes		1,229,425
Deferred Investment Tax Credit		19,709
Pension Liability		102,250
Post-Retirement Benefits		386,726
Other		-
		1,738,110
	$	28,220,075

Wisconsin River Power Company and Subsidiary
Consolidated Statements of Income
For the Year Ended December 31, 2003

Exhibit A-4

	2003
Operating Revenues	
Hydro Electric Sales	$ 6,050,559
Combustine Turbine Electric Sales	608,816
Total Electric Revenue	6,659,375
Net Timber Sales	(35,529)
Other	61,382
Total Operating Revenue	6,685,228
Operating Expenses	
Hydro Operation and Maintenance	1,474,232
Combustine Turbine Operation and Maintenance	88,183
Administrative and General	1,100,604
Depreciation	690,048
Income Taxes	1,193,891
Property and Other Taxes	455,650
Total Operating Expenses	5,002,608
Net Operating Income	1,682,620
Other Income (Expenses)	
Land Development Revenues, Less Expenses	-
Sale of Undeveloped Land and Property, Net of Expenses	12,111,237
Net Timber Sales	383,287
Interest and Dividend Income	87,743
Other Income and Expense	(42,487)
Income Taxes	(4,795,669)
Interest Expense	(1,099)
Net Other Income	7,743,012
Net Income	$ 9,425,632

Exhibit A-4

Wisconsin River Power Company and Subsidiary
Consolidated Statements of Retained Earnings
For the Year Ended December 31, 2003

	2003
Balance, Beginning of Year	$ 9,853,364
Add - Net Income	9,425,632
Less - Dividends Declared	2,999,880
Balance, End of Year	$ 16,279,116

NMC Balance Sheet

Unaudited

	December 31, 2003
ASSETS	
Cash & Cash Equivalents	27,948,487
Accounts Receivable	60,524,113
Prepayments	4,338,640
Property, Plant, & Equipment	30,677,233
Less: Accumulated Depreciation	(11,206,543)
Long Term Investments	3,130,805
	115,412,735
LIABILITIES/EQUITY	
Current Liabilities	
Trade Payables	35,018,927
Other Payables	770,173
Current portion of LTD	1,302,328
Compensation & Benefits	43,521,227
	80,612,655
Non-Current Liabilities	
Mortgage	1,926,705
Capital Lease	1,588,341
Asset Owner Deposit	10,700,000
Other Non-Current	3,828,439
	18,043,485
Equity	
WEC Equity Position	3,351,319
WPS Equity Position	3,351,319
Xcel Equity Position	3,351,319
Alliant Equity Position	3,351,319
CE Equity Position	3,351,319
	16,756,595
	115,412,735

NMC Income Statement

Unaudited

	December 31, 2003
Revenue	687,016,795
Labor & Employee Benefits	294,828,741
Employee & Travel Costs	6,118,769
Contracted/Third Party Exp	229,537,774
Consumption Goods	72,600,689
Utility/Maintenance Costs	298,673
Insurance	1,253,749
Depreciation	5,285,155
Dues & Subscriptions	46,867,470
Administrative Costs	28,558,027
Other Expenses	522,195
Partnership Tax	365,039
Costs	686,236,281
Other Income	38,408
Net Income/(Loss)	818,922

American Transmission Company LLC
Balance Sheet
December 31, 2003
(in thousands)
Unaudited

	2003
ASSETS	
Transmission and General Plant	
Property Plant & Equipment	$1,354,377
Less Accumulated Depreciation	(558,267)
	796,110
Construction Work in Progress	113,057
Net Transmission and General Plant	909,167
Current Assets	
Cash and Cash Equivalents	9,165
Accounts Receivable	22,525
Other Current Assets	1,387
Total Current Assets	33,077
Regulatory and Other Assets	
Regulatory Assets	8,512
Other Assets	9,595
Total Regulatory and Other Assets	18,107
Total Assets	$960,351
MEMBERS' EQUITY AND LIABILITIES	
Capitalization	
Members' Equity	$432,693
Long-term Debt	448,215
Total Capitalization	880,908
Current Liabilities	
Accounts Payable	21,821
Accrued Liabilities	28,974
Current Portion of Advances Under Interconnection Agreements	15,797
Total Current & Accrued Liabilities	66,592
Long-term Liabilities	12,851
Total Members' Equity and Liabilities	$960,351

American Transmission Company LLC
Income Statement
For the Twelve Months Ending December 31, 2003
(in thousands)
Unaudited

	2003
Operating Revenues	
Transmission Service Revenue	$224,453
Other Operating Revenue	1,155
Total Operating Revenues	225,608
Operating Expenses	
Operations and Maintenance	93,681
Depreciation and Amortization	40,694
Taxes Other Than Income	5,174
Deferral of Start-up Costs	0
Total Operating Expenses	139,549
Operating Income	86,059
Other Income	
Other Income (Expense), net	81
Allowance for Equity Funds Used During Construction	2,474
Total Other Income	2,555
Earnings Before Interest and Tax	88,614
Interest Expense	
Interest Expense	27,730
Allowance for Borrowed Funds During Construction	(1,822)
Net Interest Expense	25,908
Earnings Before Taxes	$62,706

**ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG
OR
FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
IN THE HOLDING COMPANY SYSTEM**

```
WPS RESOURCES CORPORATION *

        Wisconsin Public Service Corporation
                WPS Leasing, Inc.
                Wisconsin Valley Improvement Company (26.9% ownership)
                Wisconsin River Power Company (50% ownership)
                WPS Investments, LLC (approximately 46% ownership)
                        American Transmission Company LLC (approximately 19.8% ownership)
                        Guardian Pipeline LLC (33 1/3% ownership)
                ATC Management Inc. (17.3% ownership)

        WPS Investments, LLC (approximately 41% ownership)
                American Transmission Company LLC (approximately 19.8% ownership)
                Guardian Pipeline, LLC (33 1/3% ownership)

        WPS Nuclear Corporation
                Nuclear Management Company, LLC (20% ownership)

        WPS Visions, Inc.

        Badger Energy Services, LLC (12.50% ownership)

        WPS Resources Capital Corporation
                WPS Energy Services, Inc.
                        Quest Energy, LLC
                        WPS-ESI Gas Storage, LLC (81.50% ownership)
                        WPS Energy Services of Canada Corp.
                WPS Power Development, Inc.
                        PDI Stoneman, Inc.
                                Mid-American Power, LLC**
                        WPS Canada Generation, Inc.**
                        WPS New England Generation, Inc.**
                        PDI Operations, Inc.
                        WPS Northern Nevada, LLC
                        Mid-American Power Ventures, LLC
                        Neulite Industries of Wisconsin, LLC (50% ownership)
                        Renewable Fibers International, LLC (33-1/3% ownership)
                        Wisconsin Woodgas LLC
                        Wisconsin Energy Operations LLC (49% ownership)
                        ECO Coal Pelletization #12 LLC (70% ownership)
                                Synfuel Solutions, LLC (33.33% ownership)
                                        Synfuel Solutions Operating, LLC
                        Sunbury Holdings, LLC
                                Sunbury Generation, LLC**
                                WPS Westwood Generation, LLC **
                        WPS Empire State, Inc.**
                                WPS Beaver Falls Generation, LLC**
                                WPS Niagara Generation, LLC**
                                WPS Syracuse Generation, LLC**
                        Combined Locks Energy Center, LLC**

        Upper Peninsula Power Company
                WPS Investments, LLC (approximately 13% ownership)
                        American Transmission Company LLC (approximately 19.8% ownership)
                        Guardian Pipeline LLC (33 1/3% ownership)
                ATC Management, Inc. (2.9% ownership)

        Upper Peninsula Building Development Company

        Penvest, Inc.
                Superior Technologies, Inc. (33.33% ownership)
                Super Com Limited Partnership of Northern Michigan (22.5% ownership)
```

**ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG
OR
FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
IN THE HOLDING COMPANY SYSTEM**

WPS RESOURCES CORPORATION *

      WPSR Capital Trust I

      Brown County C-LEC, LLC (40% ownership)

*   WPS Resources Corporation is the parent holding company. All affiliated companies listed are 100% owned except as noted otherwise. All affiliates are currently active, with the exception of WPS Northern Nevada, LLC, Mid-American Power Ventures, LLC and Neulite Industries of Wisconsin, LLC.

**   An exempt wholesale generator.

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2003

	Wisconsin Public Service Corporation	Upper Peninsula Power Company	Wisconsin River Power Company
(a) Electric energy sold (at retail or wholesale)			
WI (kWh)	12,336,898,779		156,024,000
MI (kWh)	1,074,467,969	935,314,040	
Total (kWh)	13,411,366,748	935,314,040	
WI (revenues-excludes misc)	$681,919,581		$6,659,376
MI (revenues-excludes misc)	$41,451,804	$86,599,737	-
Total (revenues associated with energy sold)	$723,371,385	$86,599,737	$6,659,376
Intercompany :			
WI- Wisc River Power to WPSC (kWh)	None	None	52,140,000 *
WI- WPSC to UPPCO (kwh)	749,264,726	None	None
MI- UPPCO to WPSC (kwh)	None	None	None
WI- Wisc River Power to WPSC (revenues)	None	None	$2,379,744
WI- WPSC to UPPCO (revenues)	$22,377,713	None	None
MI- UPPCO to WPSC (revenues)	None	None	None
Sales Net of Intercompany			
WI (kWh)	11,587,634,053	None	103,884,000 *
MI (kWh)	1,074,467,969	920,098,040	-
Total (kWh)	12,662,102,022	920,098,040	103,884,000
WI (revenues-excludes misc)	$659,541,868	None	$4,279,632 *
MI (revenues-excludes misc)	$41,451,804	$85,234,365	-
Total (revenues associated with energy sold)	$700,993,672	$85,234,365	$4,279,632
Gas distributed at retail			
WI (MCF)	44,430,173	None	None
MI (MCF)	839,566	None	None
Total (MCF)	45,269,739		
WI (revenues excludes misc)	$355,630,316	None	None
MI (revenues excludes misc)	$6,160,699	None	None
Total (revenues excludes misc)	$361,791,015		
Intercompany	None	None	None
Other (Transport Gas)			
WI (MCF)	34,510,157	None	None
MI (MCF)	944,935	None	None
Total (MCF)	35,455,092		
WI (revenues)	$12,719,463	None	None
MI (revenues)	$385,682	None	None
Total (revenues)	$13,105,145		

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2003

(b) Electric energy distributed at retail outside state of organization

MI (kWh)	312,829,082	None	None
MI (revenues excludes misc)	$13,859,356	None	None

Gas distributed at retail outside state of organization

MI (MCF)	1,784,501	None	None
MI (revenues excludes misc)	$6,546,381	None	None

(c) Electric energy sold at wholesale outside state of
organization or at state line

MI (kWh)	761,638,887	None	None
MI (revenues)	$27,604,629	None	None
WI (kWh)		17,092,000	
WI (revenues)		$1,627,807	
IL (kWh)		20,000	
IL (revenues)		$2,000	

Gas sold at wholesale outside state of organization
or at state line

MI (kWh)	None	None	None
MI (revenues)	None	None	None

(d) Electric energy purchased outside state of
organization or at state line

Kwh--	1,905,863,000	869,052,630	None
Expenses--	$76,706,568	$34,978,630	None

Gas purchased outside state of organization or at state line

Numerous States (MCF)	52,693,207	None	None
Numerous States (expenses)	$282,331,234	None	None

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2003
FOOTNOTES

Exhibit C

* Quantities shown represent actual deliveries. By contract, each of the three purchasers
  of the output of Wisconsin River Power Company is entitled to receive, and is required
  to pay for one-third of the total output.